Mail Stop 6010

September 2, 2008

Wubo Cao
Chief Executive Officer
Genesis Pharmaceuticals Enterprises, Inc.
Middle Section, Longmao Street,
Area A, Laiyang Waixiangxing Industrial Park
Laiyang City, Yantai, Shandong Province, PRC 710075

Re: Genesis Pharmaceuticals Enterprises, Inc.
Amendment Number 1 to Registration Statement on Form S-1
Filed August 26, 2008
File No. 333-152328

Dear Mr. Cao:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

 General

1. We note your response to Comment 12 relating to the treatment of your transaction as a primary offering. We are unable to concur with your analysis as to why the transaction should be treated as a secondary offering. Given the size relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Since you are not eligible to conduct an offering on a delayed and continuous basis under Rule 415(a)(1)(x), you must file a registration statement for the

"resale" offering at the time of each conversion/exercise, identify the selling shareholders as underwriters and include a price at which the underwriters will sell the securities. Alternatively, you can reduce the size of your offering.

Payment to the Investor and Affiliates, page 3

2. Please note, the table titled "May 2008 private placement" includes a reference to footnote (3). However, there is no explanation of this footnote. Please revise to include an explanation of footnote (3).

Comparison of Issuer Proceeds to Potential Investor Profit, page 4

3. Please revise the tables related to the November 2007 private placement and May 2008 private placement to include the aggregate possible profit for each private placement, including possible profit as a result of the discounted conversion price of the debentures and possible profit as a result of the discounted exercise price of the warrants.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Bryan Pitko at (202) 551-3203, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Angela M. Dowd, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, New York 10154